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                            January 26, 2021

       Nicole Neeman Brady
       Chief Executive Officer
       Sustainable Development Acquisition I Corp.
       113 S. La Brea Avenue, 3rd Floor
       Los Angeles, CA 90036

                                                        Re: Sustainable
Development Acquisition I Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed January 15,
2021
                                                            File No. 333-252161

       Dear Ms. Brady:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed January 15, 2021

       Summary, page 1

   1. You disclose here and in the business section that your "business strategy is to identify, acquire and maximize
the value of a company operating in the UN SDG-related sectors of water, food &
agriculture, renewable energy, and environmental resource management sectors." However, you
state in a risk factor at page 58 that "As a public benefit
                                                        corporation, our duty
to balance a variety of interests may result in actions that do not maximize stockholder
value." Revise to explain how you can take actions which
                                                        might not maximize
stockholder value while simultaneously pursuing a strategy designed to "maximize the value"
of the company you acquire. Please also consider including on the prospectus cover
page corresponding disclosure regarding the potential for your taking actions which might not
maximize stockholder value as a public benefit corporation.
 Nicole Neeman Brady
Sustainable Development Acquisition I Corp.
January 26, 2021
Page 2
2. We note your disclosure that subsequent to your incorporation as a public benefit corporation, you intend to be one of the few (if not the first) blank check companies to obtain "Pending B Corp" status. Revise to generally describe the process for receiving
      "Pending B Corp" status and clarify that you have not received such pending certification from any independent certifying organization.
Summary Financial Data, page 34

3. Revise your disclosure to give effect to the sale of units in this offering and the sale of the
      private placement warrants in a separate    as-adjusted    column.
Risk Factors
Because of our special purpose acquisition company structure and limited resources, page 40

4. Please expand this risk factor discussion or include a new risk factor to describe briefly the additional challenges you might face in completing an initial business combination as a "public interest" corporation and in light of your "strong interest" in such a target entity
      "either being a Certified B Corp or implementing policies and processes to become certified after investment" as you indicate at page 85. In your revised disclosure, discuss whether you may be limited to certain initial business combination candidates in order to meet your criteria.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or, in his absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-
3642 with any other questions.



                                                              Sincerely,
FirstName LastNameNicole Neeman Brady
                                                     Division of Corporation
Finance
Comapany NameSustainable Development Acquisition I Corp.
                                                     Office of Energy &
Transportation
January 26, 2021 Page 2
cc:       Paul D. Tropp, Esq.
FirstName LastName